FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2025

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

A publicly held corporation with authorized capital

CNPJ/ME (Brazilian Taxpayer Id.) No. 47.508.411/0001-56

NIRE (State Registry) No. 35.300.089.901

NOTICE TO THE MARKET

Hereby, Companhia Brasileira de Distribuição ("GPA" or the "Company") informs its shareholders and the market in general that its Board of Directors, at a meeting held on this date, approved the terms of the "Merger Protocol with Justification of GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. by Companhia Brasileira de Distribuição" (the "Protocol"), entered into by the management members of GPA and GPA Malls & Properties Gestão de Ativos e Serviços Imobiliários Ltda. (“GPA Malls”), with the consequent submission to the Company's general meeting to approve the merger of GPA Malls by GPA under the terms of the Protocol (the “Merger”).

GPA Malls, whose capital stock is wholly owned by GPA, is a non-operating holding company, and currently has as its only remaining activity the holding of the direct equity interest in the investee company Place 2B Serviços Imobiliários Ltda.

The major purposes of the Merger are: (i) simplification and optimization of GPA's corporate structure; (ii) efficiency gains in managing the assets still owned by GPA Malls; and (iii) cost reduction in administrative areas and in the fulfillment of ancillary obligations, generating synergies.

Considering that all shares representing GPA Malls' share capital are currently held by GPA, the Merger's consummation will not lead to an increase in the Company's capital stock; therefore, there is no exchange ratio or any dilution of GPA's current shareholders, and the provisions of art. 264 of the Brazilian Corporations Act are not applicable.

Under the applicable law, the Merger shall not grant a withdrawal right for GPA shareholders.

Further information on the Merger, as well as the full Protocol, are available in the supporting material of the Annual and Extraordinary General Meeting called for April 28, 2025, on the websites of CVM (www.gov.br/cvm), B3 (www.b3.com.br), and GPA (www.gpari.com.br/).

Sao Paulo, March 28, 2025.

Rafael Sirotsky Russowsky

Vice President of Finance and Investor Relations of GPA

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 28, 2025	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.